UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

(Amendment No. )

OmniReliant Holdings, Inc.
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(Name of Issuer)

Common Stock, $0.00001 par value per share
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(Title of Class of Securities)

68215T104
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(CUSIP Number)

Shad Stastney
Vicis Capital LLC
445 Park Avenue, 16th Floor
New York, NY 10022
(212) 909-4600
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(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 28, 2008
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(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☒

CUSIP No. 68215T104

1.  Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

Vicis Capital LLC

45-0538105

2.  Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐

3.  SEC Use Only

4.  Source of Funds (See Instructions)

OO — funds of its advisory client

5.  Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)  ☐

6.  Citizenship or Place of Organization

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power

2,828,449

8. Shared Voting Power

0

9. Sole Dispositive Power

2,828,449

10. Shared Dispositive Power

0

11.  Aggregate Amount Beneficially Owned by Each Reporting Person

2,828,449

12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)  ☐

13.  Percent of Class Represented by Amount in Row (11)

19.5%

14.  Type of Reporting Person (See Instructions)

IA

Item 1. Security and Issuer

The securities to which this Schedule 13D (the “Schedule”) relates are shares of common stock, par value $0.00001 per share (the “Common Stock”), of OmniReliant Holdings, Inc. (the “Issuer”). The address of the Issuer’s principal executive offices is 14375 Myerlake Circle, Clearwater, FL 33760.

Item 2. Identity and Background

(a)
The name of the reporting person is Vicis Capital LLC (“Vicis”). All 2,828,449 shares reported on this Schedule are held directly by Vicis Capital Master Fund (the “Fund”), for which Vicis acts as investment advisor. Vicis may be deemed to beneficially own such 2,828,449 shares within the meaning of Rule 13d-3 of the Securities Exchange Act of 1934, as amended, by virtue of the voting and dispositive power over such shares granted by the Fund to Vicis.

(b)	The address of Vicis is 445 Park Avenue, 16th Floor, New York, NY 10022.

(c)	Vicis is an investment adviser registered under the Investment Advisers Act of 1940, as amended, that provides investment advisory services to the Vicis Capital Master Fund (the “Fund”).

(d)	Vicis has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

(e)
Vicis has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Vicis Capital LLC is a limited liability company organized under the laws of the state of Delaware.

Pursuant to General Instruction C of Schedule 13D, the following information is being provided with respect to each member of Vicis (the “Insiders”):

Members of Vicis Capital LLC

Name	Occupation
Shad Stastney	Member and Chief Operating Officer
John Succo	Member and Chief Investment Officer
Sky Lucas	Member and Head of Global Convertible Arbitrage

To Vicis’s knowledge, each of the Insiders is a United States citizen, and none of the Insiders has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor has any Insider been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

The Fund previously acquired 2,524,249 shares of Common Stock.

In the past 60 days, the Fund has acquired, in open-market purchases at the prices and in the amounts listed in the chart below, the following shares of Common Stock:

Purchase Date	Shares of Common Stock Purchased	Purchase Price
11/28/2008	152,500	$0.9998
11/28/2008	151,700	$1.00

As a result of the transactions identified described above, when the 2,524,249 shares of Common Stock previously acquired by the Fund is aggregated with the 304,200 shares of Common Stock acquired by the Fund in open-market purchases over the past 60 days, Vicis is deemed to beneficially own 2,828,449 shares of Common Stock.

Item 4. Purpose of Transaction.

Vicis, on behalf of the Fund, acquired the Common Stock for investment purposes in the ordinary course of its business pursuant to specified investment objectives of the Fund. On November 22, 2006, Mr. Christopher Phillips was named Interim Chief Executive Officer, Chief Financial Officer, and director of the Issuer. Mr. Phillips resigned from his position of Interim Chief Executive Officer and Chief Financial Officer on January 23, 2008, but continued to serve as a director of the Issuer. In February 2008, Vicis employed Mr. Phillips in the position of Managing Director.

On November 28, 2008, Vicis acquired an additional 304,200 shares of Common Stock, which resulted in Vicis owning 19.5% of the Issuer’s outstanding Common Stock. The combination of this increase in Vicis Capital Master Fund’s percentage of beneficial ownership in the Issuer, coupled with Vicis’s employment of Mr. Phillips concurrent with Mr. Phillips’s service as a director of the Issuer, may be deemed to have the effect of influencing control of the Issuer. Additional biographical information with respect to Mr. Phillips is set forth below.

From 2004 through January 2008, Mr. Phillips served as President and CEO of Apogee Financial Investments, Inc., a merchant bank that owns 100% of Midtown Partners & Co., LLC, a FINRA licensed broker-dealer. From 2000 through January 2008, he also served as managing member of TotalCFO, LLC, which provides consulting and CFO services to a number of public and private companies and high net worth individuals. Mr. Phillips received a B.S. in Accounting and Finance and a Masters of Accountancy, with a concentration in Tax, both from the University of Florida. Mr. Phillips is a Florida CPA, and is currently a director of The Amacore Group, Inc., Brookside Technology Holdings Corp., OmniReliant Holdings, Inc., Precision Aerospace Components, Inc., MDwerks, Inc, and a number of private companies.

Vicis and representatives of Vicis and the Fund have had discussions with senior management of the Issuer and may in the future have such discussions concerning ways in which the Issuer could maximize shareholder value.

Except as set forth in this Item 4, Vicis has no present plan or proposal that relates to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Act, but will continue to review this position based upon further developments.

As permitted by law, Vicis may purchase shares of Common Stock or other securities convertible, exchangeable or exercisable into Common Stock or dispose of any or all of such securities from time to time in the open market, in privately negotiated transactions, or otherwise, depending upon future evaluation of the Issuer and upon other developments, including general economic and stock market conditions.

 Item 5. Interest in Securities of the Issuer

(a)
All 2,828,449 shares reported on this Schedule are held directly by Vicis Capital Master Fund, for which Vicis Capital LLC acts as investment advisor. Vicis Capital LLC may be deemed to beneficially own such 2,828,449 shares within the meaning of Rule 13d-3 of the Securities Exchange Act of 1934, as amended, by virtue of the voting and dispositive power over such shares granted by Vicis Capital Master Fund to Vicis Capital LLC. The voting and dispositive power granted to Vicis Capital LLC by Vicis Capital Master Fund may be revoked at any time. Vicis Capital LLC disclaims beneficial ownership of any shares reported on this Schedule.

The foregoing 2,828,449 shares of Common Stock represent approximately 19.5% of the Issuer’s outstanding Common Stock (based upon 14,509,225 shares of Common Stock outstanding at November 14, 2008, as reported by the Issuer in its Quarterly Report on Form 10-Q filed with the SEC for the period ended September 30, 2008, and 2,828,449 shares of Common Stock deemed to be beneficially owned by Vicis).

(b)	For information on voting and dispositive power with respect to the above-listed shares, see Items 7-10 of the Cover Pages.

(c)	Except as disclosed in Item 3 of this Schedule, Vicis has not effected any transaction in the Common Stock within the 60 days preceding the date of this Schedule.

(d)	Not applicable.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Not applicable.

Item 7. Material to Be Filed as Exhibits

None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 3, 2008
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Date

/s/ Keith Hughes
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Signature

Chief Financial Officer
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Name/Title